Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS
FINANCIAL RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2016,
AND ANNOUNCES
AGREEMENT WITH ITS LENDERS TO DEFER 100% OF ITS DEBT REPAYMENT FOR 25 MONTHS TO JUNE 30, 2018
AND TO WAIVE OR SUBSTANTIALLY RELAX THE FINANCIAL COVENANTS OF ITS DEBT FACILITIES UNTIL DECEMBER 31, 2019

ATHENS, GREECE, September 14, 2016 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter and the first half of 2016.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Second quarter 2016	Second quarter 2015	Six months ended June 30, 2016	Six months ended June 30, 2015

Total Revenues	52,649	55,817	98,953	101,318
Net income/(loss)(2)	(32,908)	(65,021)	(81,696)	(105,197)
EBITDA (1)	(521)	(33,338)	(14,610)	(44,902)
Adjusted EBITDA (1)	1,630	6,262	(5,679)	624
Adjusted Net income / (loss)(2)	(30,196)	(22,319)	(68,491)	(52,135)
Earnings / (loss) per share basic and diluted	(0.75)	(1.72)	(1.86)	(3.06)
Adjusted earnings / (loss) per share basic and diluted(2)	(0.69)	(0.59)	(1.56)	(1.52)
Average Number of Vessels	71.0	69.7	71.9	67.5
Voyage revenues	52,605	55,749	98,862	101,182
Time Charter Equivalent Rate (“TCE”)(3)	6,463	8,616	5,715	7,806
Average daily OPEX per vessel	3,841	4,598	3,828	4,665
Average daily OPEX per vessel (excluding pre-delivery expenses)	3,796	4,311	3,692	4,372

(1)
EBITDA and Adjusted EBITDA are non-GAAP measures, please see the table at the back of this release for a reconciliation to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). To derive Adjusted EBITDA we exclude non-cash gains / (losses) and non-recurring items.

(2)	Adjusted Net income / (loss) is a non-GAAP measure, please see the table at the back of this release for a reconciliation to Net income / (loss).

(3)	Daily Time Charter Equivalent Rate (“TCE”) is a non-GAAP measure, please see the table at the back of this release for a reconciliation to Voyage Revenues.

Petros Pappas, Chief Executive Officer of Star Bulk, commented: “We are pleased to announce today an agreement with our lenders including a waiver of approximately $223.9 million in debt principal repayments until June 30, 2018, as well as waivers or substantial relaxation of our financial covenants until the end of 2019.

This agreement assists our Company to successfully weather current market conditions even if they were to last well into 2019, and positions us to take advantage of a subsequent market upturn. The agreement was based on the strong relationships we have developed over time with all 15 of our banking institutions and credit agencies and their faith in Star Bulk’s high quality management and low cost operations.

In conjunction with the agreement with our lenders, we have agreed to complete an equity raise for $50.0 million of net proceeds, which we launched today. Our significant shareholders have indicated that they will support our efforts.

We released today our H1 and Q2 2016 financial results, reporting $53 million in revenues for the quarter ended June 30, 2016 and a positive $1.6 million adjusted EBITDA. Our average net daily TCE per vessel for Q2 2016 was $6,463 after deduction of $17.7 million in voyage expenses, with almost no legacy charters in place to benefit from.

Our average daily OPEX per vessel excluding pre-delivery expenses was $3,796 over the same period, reduced by 12% y-o-y. We believe that this reduction in our expenses is not at the expense of the quality of maintenance of our vessels, as evidenced by our vessels’ Rightship ratings and Port State control inspection records”.

Recent Developments

•	Financing Update
As of August 31, 2016 we have entered into Restructuring Letter Agreements (the “RLAs”) with all 15 banks and export credit agencies (the “Lenders”) providing our senior secured credit facilities, to waive 100% of the principal repayments for 25 months, for the period commencing June 1st 2016 and ending June 30th 2018 and waive or substantially relax financial covenants until December 31st 2019. The agreements are subject to certain conditions precedent, including an equity raise of not less than $50.0 million of net proceeds to be completed by September 30th 2016.

•	Equity Raise
To comply with the conditions precedent of the RLAs, we launched today an equity raise for $51.5 million gross proceeds. Three of Star Bulk’s significant shareholders have indicated that they intend to purchase at least their pro rata share in such equity raise. This press release and any additional information provided in connection herewith do not constitute an offer to sell or a solicitation of an offer to buy any security or other financial instrument.

•	Sale of Star Monisha and Star Aline
On July 26th, 2016 and August 10th, 2016 we entered into separate agreements with third parties to sell the vessels Star Monisha and Star Aline respectively. The vessel Star Monisha was delivered to its new owners on August 17, 2016 and the vessel Star Aline is expected to be delivered to its new owners until the end of September 2016.

•	Grant of Equity Awards
On September 12, 2016, our Board of Directors granted 345,000 restricted common shares (the “September 2016 Share Awards”) to certain of our directors and officers, as a bonus for the successful execution of the RLAs with our Lenders, subject to the successful completion of an equity offering satisfying the corresponding condition precedent of the RLAs.  Of the common shares subject to the September 2016 Share Awards, 305,000 will vest on March 31, 2017, and the remaining 40,000 will vest on March 1, 2018.

•	Other subsequent events
On July 7th 2016, we announced that the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1) of the Nasdaq Global Select Market in relation to the minimum bid price of the Company’s stock, as this has been confirmed by a letter addressed to the Company dated as of July 6, 2016 from the NASDAQ Listing Qualifications Department.

Existing On the Water Fleet Profile (As of September 9, 2016)

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2016	July-15
5	Star Libra (1)	Newcastlemax	207,765	2016	June-16
6	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
7	Leviathan	Capesize	182,511	2014	September-14
8	Peloreus	Capesize	182,496	2014	July-14
9	Star Martha	Capesize	180,274	2010	October-14
10	Star Pauline	Capesize	180,274	2008	December-14
11	Pantagruel	Capesize	180,181	2004	July-14
12	Star Borealis	Capesize	179,678	2011	September-11
13	Star Polaris	Capesize	179,600	2011	November-11
14	Star Angie	Capesize	177,931	2007	October-14
15	Big Fish	Capesize	177,662	2004	July-14
16	Kymopolia	Capesize	176,990	2006	July-14
17	Big Bang	Capesize	174,109	2007	July-14
18	Star Aurora	Capesize	171,199	2000	September-10
19	Star Despoina	Capesize	170,162	1999	December-14
20	Star Eleonora	Capesize	164,218	2001	December-14
21	Amami	Post Panamax	98,681	2011	July-14
22	Madredeus	Post Panamax	98,681	2011	July-14
23	Star Sirius	Post Panamax	98,681	2011	March-14
24	Star Vega	Post Panamax	98,681	2011	February-14
25	Star Angelina	Kamsarmax	82,981	2006	December-14
26	Star Gwyneth	Kamsarmax	82,790	2006	December-14
27	Star Kamila	Kamsarmax	82,769	2005	September-14
28	Pendulum	Kamsarmax	82,619	2006	July-14
29	Star Maria	Kamsarmax	82,598	2007	November-14
30	Star Markella	Kamsarmax	82,594	2007	September-14
31	Star Danai	Kamsarmax	82,574	2006	October-14
32	Star Georgia	Kamsarmax	82,298	2006	October-14
33	Star Sophia	Kamsarmax	82,269	2007	October-14
34	Star Mariella	Kamsarmax	82,266	2006	September-14
35	Star Moira	Kamsarmax	82,257	2006	November-14
36	Star Nina	Kamsarmax	82,224	2006	January-15
37	Star Renee	Kamsarmax	82,221	2006	December-14
38	Star Nasia	Kamsarmax	82,220	2006	August-14
39	Star Laura	Kamsarmax	82,209	2006	December-14
40	Star Jennifer	Kamsarmax	82,209	2006	April-15
41	Star Helena	Kamsarmax	82,187	2006	December-14
42	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
43	Star Iris	Panamax	76,466	2004	September-14
44	Star Aline (2)	Panamax	76,429	2004	September-14
45	Star Emily	Panamax	76,417	2004	September-14
46	Star Vanessa	Panamax	72,493	1999	November-14
47	Idee Fixe (1)	Ultramax	63,458	2015	March-15
48	Roberta (1)	Ultramax	63,426	2015	March-15
49	Laura (1)	Ultramax	63,399	2015	April-15
50	Kaley (1)	Ultramax	63,283	2015	June-15
51	Kennadi	Ultramax	63,262	2016	January-16
52	Mackenzie	Ultramax	63,226	2016	March-16
53	Star Challenger	Ultramax	61,462	2012	December-13
54	Star Fighter	Ultramax	61,455	2013	December-13
55	Star Lutas	Ultramax	61,347	2016	January-16
56	Honey Badger	Ultramax	61,320	2015	February-15
57	Wolverine	Ultramax	61,292	2015	February-15
58	Star Antares	Ultramax	61,258	2015	October-15
59	Star Acquarius	Ultramax	60,916	2015	July-15
60	Star Pisces	Ultramax	60,916	2015	August-15
61	Strange Attractor	Supramax	55,742	2006	July-14
62	Star Omicron	Supramax	53,489	2005	April-08
63	Star Gamma	Supramax	53,098	2002	January-08
64	Star Zeta	Supramax	52,994	2003	January-08
65	Star Delta	Supramax	52,434	2000	January-08
66	Star Theta	Supramax	52,425	2003	December-07
67	Star Epsilon	Supramax	52,402	2001	December-07
68	Star Cosmo	Supramax	52,247	2005	July-08
69	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,257,037

(1) Subject to a bareboat charter accounted for as a capital lease.

(2) Vessel agreed to be sold and due for delivery to its new owners.

Chartered-In Vessel (As of September 9, 2016)

Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex - Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Newbuilding Vessels (As of September 9, 2016)

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
2	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
3	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
4	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
5	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	Jan-18
		Total dwt:	1,040,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

Second Quarter 2016 and 2015 Results (*)
(*)          Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records. In addition, all share and per share amounts disclosed in this report give effect to our company’s 1 to 5 reverse stock split effective June 20, 2016, retroactively, for all periods presented. We refer to the presentation of all share and per share amounts as the “reverse split‐adjusted basis”.

For the second quarter of 2016, total voyage revenues were $52.6 million, compared to $55.7 million for the second quarter of 2015 and the TCE for the corresponding periods was $6,463 and $8,616, respectively. This decrease is primarily driven by the lower charterhire rates prevailing in the dry bulk market during the second quarter of 2016, compared to the second quarter of 2015.

For the second quarter of 2016, operating loss was $20.9 million, which includes a non-cash impairment loss of $0.3 million and a net loss on sale of vessels of $0.2 million compared to operating loss of $56.8 million for the second quarter of 2015, due primarily to a non-cash impairment loss of $27.7 million and a loss on sale of vessels of $11.3 million recognized during the second quarter of 2015, as described in more detail below.

Net loss for the second quarter of 2016 was $32.9 million, or $0.75 loss per basic and diluted share, calculated based on 43,938,755 shares, which is the weighted average number of basic and diluted shares. Net loss for the second quarter of 2015 was $65.0 million, or $1.72 loss per basic and diluted share, calculated based on 37,899,114 shares, which is the weighted average number of basic and diluted shares.

Net loss for the second quarter of 2016 mainly included the following non-cash items:

•	Amortization of fair value of above-market acquired time charters of $0.05 million, or $0.001 per basic and diluted share, associated with the time charter attached to one acquired vessel (Madredeus). This above-market time charter is being amortized over the charter party’s duration as a decrease to voyage revenues;

•	Expenses of $1.7 million, or $0.04 per basic and diluted share, relating to stock based compensation recognized in connection with the shares that were granted to our directors and employees;

•	Impairment loss of $0.3 million, or $0.01 per basic and diluted share, mainly relating to the write-off of capitalized items for two newbuilding vessel contracts cancelled during the first quarter 2016;

•	An aggregate net loss on sale of vessels of $0.2 million, or $0.004 per basic and diluted share, resulting from the sale of certain vessels (Indomitable, Obelix, Star Taurus and Star Michele), completed during the second quarter of 2016;

•	Unrealized gain on derivative instruments of $0.09 million, or $0.002 per basic and diluted share; and

•	Write-off of unamortized deferred finance charges of $0.6 million or $0.01 per basic and diluted share relating to: (i) the mandatory prepayment an outstanding loan amount due to the sale of the corresponding mortgaged vessel and (ii) the cancellation of a loan commitment resulting from the sale of one newbuilding vessel upon its delivery from the shipyard.

Excluding all non-cash items, net loss for the second quarter of 2016 would have been $30.2 million, or $0.69 loss, per basic and diluted share, based on 43,938,755 shares, which is the weighted average number of basic and diluted shares.

Net loss for the second quarter of 2015 mainly included the following non-cash items:

•	Amortization of fair value of above-market acquired time charters of $3.2 million, or $0.08 per basic and diluted share, associated with time charters attached to seven acquired vessels. These above-market time charters are amortized over the duration of each charter as a decrease to voyage revenues;

•	Expenses of $0.5 million, or $0.01 per basic and diluted share, relating to stock based compensation expense recognized in connection with shares that were granted to our directors and employees;

•	Loss on sale of vessels of $11.3 million, or $0.3 per basic and diluted share, relating to the sale of vessels Star Big, Star Mega and Star Christianna, which were delivered to their new owners during the second quarter of 2015;

•	Impairment loss of $27.7 million or $0.73 per basic and diluted share, in connection with (i) the agreement to sell one of our newbuilding vessels upon its delivery in 2016, (ii) the agreement to sell the Maiden Voyage, and (iii) the cancellation of one of our newbuilding vessels. The impairment loss includes an $18.2 million write-off of the fair value adjustment recognized for these vessels in July 2014 in connection with the Oceanbulk Merger;

•	Unrealized gain on derivative instruments of $0.5 million or $0.01 per basic and diluted share; and

•	Write-off of unamortized deferred finance charges of $0.5 million or $0.01 per basic and diluted share relating to: (i) the mandatory prepayment of outstanding amounts under several loan facilities due to the sale of the corresponding mortgaged vessels; and (ii) the full repayment of certain of our outstanding loan facilities.

Excluding all non-cash items, net loss for the second quarter of 2015 would have been $22.3 million, or $0.59 loss per basic and diluted share, based on 37,899,114 shares, which is the weighted average number of basic and diluted shares.

Adjusted EBITDA for the second quarter of 2016 and 2015, excluding the above items, was $1.6 million and $6.3 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

During the second quarter of 2016 and 2015, we owned and operated an average of 71.0 and 69.7 vessels, respectively, which earned an average Time Charter Equivalent, or (“TCE”) of $6,463 and $8,616 per day, respectively and the total voyage revenues for the same periods were $52.6 million and $55.7 million, respectively. We refer you to footnote 8 under the heading “Summary of Selected Data” set forth below for information regarding our calculation of TCE rates.

For the second quarter of 2016, voyage expenses were $17.7 million, compared to $12.9 million for the second quarter of 2015. The increase in voyage expenses was due to the increased level of spot market activity, which is associated with higher voyage expenses than time charters.

For the second quarter of 2016, charter hire expense was $0.9 million, representing the expense for the lease back of the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.

For the second quarter of 2016 and 2015, vessel operating expenses were $24.5 million and $29.2 million, respectively. The decrease in operating expenses, despite the slightly higher average number of vessels in the second quarter of 2016 compared to the second quarter of 2015 is attributable to our management’s focus on cost efficiencies, the addition to our fleet of newly built vessels with lower maintenance requirements and synergies and economies of scale from operating a large fleet. As a result, our average daily operating expenses per vessel for the second quarter of 2016 were $3,841, compared to $4,598 during the second quarter of 2015, representing a 16.5% reduction as a result of synergies and economies of scale from operating a large fleet. In addition, vessel operating expenses for the second quarter of 2016 and 2015, include $0.3 million and $1.8 million of pre-delivery and pre-joining expenses, respectively, incurred in connection with the delivery of the new vessels during each period. Pre-joining and pre-delivery expenses relate to the expenses for the crew manning requirements during vessel sea trials, as well as the initial supply of stores for the vessel upon its delivery. Excluding these amounts, our average daily operating expenses per vessel for the second quarter of 2016 would have been $3,796 versus $4,311 during the second quarter of 2015.

Dry docking expenses for the second quarter of 2016 and 2015 were $0.7 million and $4.1 million, respectively. During the second quarter of 2016 only one vessel underwent its periodic dry docking survey compared to 2015, when ten of our vessels underwent periodic dry docking surveys.

Depreciation expense slightly increased to $20.3 million for the second quarter of 2016, compared to $20.2 million for the second quarter of 2015, mainly due to the slightly higher average number of vessels in the second quarter of 2016 compared to the second quarter of 2015.

Management fees for the second quarter of 2016 and 2015 were $1.9 million and $2.1 million, respectively. During the second quarter of 2016 and 2015, management fees included a daily fee of $295 per vessel to Ship Procurement Services S.A., an unaffiliated third-party management company. In addition, management fees for the second quarter of 2015 included a monthly fee of $17,500 to Maryville Maritime Inc.  for the management of three of the Excel Vessels, (Star Martha, Star Pauline and Star Despoina), until the expiration of their then existing time charter agreements (the last expired in November 2015).

General and administrative expenses during the second quarter of 2016 amounted to $7.1 million, compared to $5.6 million general and administrative expenses during the second quarter of 2015. This variation was mainly due to higher stock based compensation expenses of $1.1 million in the second quarter of 2016 as compared to same period in 2015. Excluding the above mentioned stock-based compensation expenses, general and administrative expenses increased, mainly because of the increase in our average number of employees by approximately 5% during the second quarter of 2016 as compared to the same period in 2015.

During the second quarter 2016, we entered into Forward Freight Agreements (“FFAs”) and closed our position, which resulted in recording a cash gain of $0.3 million. During the second quarter 2015 we had not entered into any FFAs.

During the second quarter of 2016, we recorded an impairment loss of an aggregate of $0.3 million in connection with the write-off of capitalized expenses for two newbuilding contracts that were terminated in February 2016. During the same period in 2015, we recorded an impairment loss of $27.7 million in connection with an agreement to sell one of our newbuilding vessels upon its delivery in 2016, an agreement to sell the vessel Maiden Voyage and the cancellation of one of our newbuilding vessels. An amount of $18.2 million of this impairment loss relates to the fair value adjustment recognized for these vessels in July 2014 in connection with the Oceanbulk Merger.

During the second quarter of 2016, we delivered to their new owners the vessels Indomitable, Obelix, Star Taurus and Star Michele, recognizing an aggregate loss of $0.2 million. Total proceeds from these sales were $96.7 million. During the second quarter of 2015, we sold the vessels Star Big, Star Mega and Star Christianna and recognized an aggregate loss, in connection with the sales, of $11.3 million. Total proceeds from these sales were $18.9 million.

Interest and finance costs for the second quarter of 2016 and 2015 were $10.2 million and $7.4 million, respectively. The increase is attributable to: (i) the higher average balance of our outstanding indebtedness of $1,014.4 million for the second quarter of 2016, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $958.8 million for the second quarter of 2015 and (ii) the increase in weighted average interest rate to 3.9% in the second quarter of 2016 compared to 3.2% in the second quarter of 2015, driven by the increase in LIBOR over the same period. These amounts of interest and finance costs for the second quarter of 2016 and 2015 were set off by interest capitalized from general debt of $0.8 million and $2.9 million. We recognized these amounts in connection with the payments made for our newbuilding vessels. In addition, for the second quarter of 2016, interest and finance costs included $0.3 million representing realized loss on interest rate swaps (for four of our swaps accounted as cash flow hedges), whereas for the second quarter of 2015, the corresponding amount was $0.4 million.

During the second quarter of 2016, we recorded $0.6 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels in the second quarter of 2016, as mentioned above, as well as from the cancellation of the committed loan amount resulting from the sale of one newbuilding vessel upon its delivery from the shipyard. During the second quarter of 2015, we recorded $0.5 million of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to mandatory prepayments in full of certain of our loan facilities.

During the second quarter of 2016 and 2015, we recorded a loss on derivative financial instruments of $1.1 million and $0.7 million, respectively. During the corresponding periods, five of our swaps outstanding were not designated as accounting hedges and their realized and unrealized gain/(loss) were recorded under gain/(loss) on derivative financial instruments.

First Half 2016 and 2015 Results (*)
(*)	Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records. In addition, all share and per share amounts disclosed in this report are presented on a reverse split-adjusted basis.

For the first half of 2016, total voyage revenues were $98.9 million, compared to $101.2 million for the first half of 2015. This decrease is primarily driven by the lower charterhire rates prevailing in the dry bulk market during the first half of 2016, compared to the first half of 2015, and was partially offset by the increase in the average number of vessels from 67.5 during the first half of 2015 to 71.9 during the first half of 2016. The TCE for the corresponding periods was $5,715 and $7,806, respectively.

For the first half of 2016, operating loss was $55.7 million, which includes a non-cash impairment loss of $6.7 million and a net loss on sale of vessels of $0.02 million compared to operating loss of $90.7 million for the first half of 2015, due in part to a non-cash impairment loss of $28.8 million and a net loss on sale of vessels of $13.4 recognized during the first half of 2015, as described in more detail below.

Net loss for the first half of 2016 was $81.7 million, or $1.86 loss per basic and diluted share, calculated based on 43,880,713 shares, which is the weighted average number of basic and diluted shares. Net loss for the first half of 2015 was $105.2 million, or $3.06 loss per basic and diluted share, based on 34,347,332 shares, which is the weighted average number of basic and diluted shares.

Net loss for the first half of 2016 mainly included the following non-cash items:

•	Amortization of fair value of above-market acquired time charters of $0.3 million, or $0.01 per basic and diluted share, associated with time charters attached to two acquired vessels (Amami and Madredeus). These above-market time charters are amortized over the respective charter parties’ duration as a decrease to voyage revenues;

•	Expenses of $2.3 million, or $0.05 per basic and diluted share, relating to the stock based compensation recognized in connection with the shares that were granted to our directors and employees;

•	Impairment loss of $6.7 million, or $0.15 per basic and diluted share mainly relating to the sale of one of our operating vessels (Star Michele);

•	Unrealized losses on derivative instruments of $2.3 million or $0.05 per basic and diluted share; and

•	Write-off of unamortized deferred finance charges of $1.8 million or $0.04 per basic and diluted share relating to: (i) the mandatory prepayment of outstanding amounts under several loans due to the sale of the corresponding mortgaged vessels, (ii) the cancellation of certain loan commitments resulting from (a) the sale of certain newbuilding vessels upon their delivery from the shipyards and (b) the termination of two newbuilding contracts agreed in February 2016.

Excluding all non-cash items, net loss for the second half of 2016 would have been $68.5 million, or $1.56 loss, per basic and diluted share, based on 43,880,713 shares, which is the weighted average number of basic and diluted shares.

Net loss for the first half of 2015 mainly included the following non-cash items:

•	Amortization of fair value of above-market acquired time charters of $7.1 million, or $0.21 per basic and diluted share, associated with time charters attached to seven acquired vessels. These above-market time charters are amortized over the duration of each charter as a decrease to voyage revenues;

•	Expenses of $1.4 million, or $0.04 per basic and diluted share, relating to stock based compensation expense recognized in connection with the shares that were granted to our directors and employees;

•	Impairment loss of $28.8 million, or $0.84 per basic and diluted share, relating to: (i) the sale of the Star Monika; (ii) an agreement to sell one of our newbuilding vessels upon its delivery in 2016; (iii) an agreement to sell the Maiden Voyage; and (iv)the cancellation of one of our newbuilding vessels. The impairment loss includes $18.2 million, which is attributed to the write-off of the fair value adjustment recognized for these vessels in July 2014 in connection with the Oceanbulk Merger.

•	Write off of above market acquired time charter of $2.1 million, or $0.06 per basic and diluted share, relating to the early redelivery of the vessel Star Big, which took place in connection with the vessel’s sale and delivery to its new owners on June 4, 2015;

•	Loss on sale of vessels of $13.4 million, or $0.39 per basic and diluted share, relating to the sale of vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega and Star Christianna;

•	Unrealized gain on derivative instruments of $0.5 million or $0.01 per basic and diluted share;

•	Write-off of unamortized deferred finance charges of $1.0 million or $0.03 per basic and diluted share relating to: (i) the mandatory prepayment of outstanding amounts under several loan facilities due to the sale of the corresponding mortgaged vessels; and (ii) the full repayment of certain of our outstanding loan facilities; and

Excluding all non-cash items, net loss for the first half of 2015 would have been $52.1 million, or $1.52 loss per basic and diluted share, based on 34,347,332 shares, which is the weighted average number of basic and diluted shares.

Adjusted EBITDA for the first half of 2016 and 2015, excluding the above items, was ($5.7) million and $0.6 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by/used in operating activities is set forth below.

During the first half of 2016 and 2015, we owned and operated an average of 71.9 and 67.5 vessels, respectively, earning an average TCE rate of $5,715 and $7,806 per day, respectively and the total voyage revenues for the same periods were $98.9 million and $101.2 million, respectively. We refer you to footnote 8 under the heading “Summary of Selected Data” set forth below for information regarding our calculation of TCE rates.

For the first half of 2016, voyage expenses were $37.3 million, compared to $30.6 million for the first half of 2015. The increase in voyage expenses was due to the increase in the average number of vessels in the first half of 2016, compared to the first half of 2015, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters.

For the first half of 2016, charter hire expense was $1.9 million, representing the expense for the lease back of the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.

For the first half of 2016 and 2015, vessel operating expenses totalled $49.4 million and $57.0 million, respectively. The decrease in operating expenses despite the higher average number of vessels in the first half of 2016 compared to the first half of 2015 is attributable to our management’s focus on cost efficiencies, the addition to our fleet of newly built vessels with lower maintenance requirements and further realization of synergies and economies of scale from operating a large fleet. Accordingly, our average daily operating expenses per vessel for the first half of 2016 were $3,828, compared to $4,665 during the first half of 2015, representing a 17.9% reduction. In addition, vessel operating expenses for the first half of 2016 and 2015, respectively, included $1.7 million and $3.6 million of pre-delivery and pre-joining expenses, incurred in connection with the delivery of the new vessels in our fleet during each period. Pre-joining and pre-delivery expenses relate to the expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery. Excluding these amounts, our average daily operating expenses per vessel for the first half of 2016 and 2015 would have been $3,692 and $4,372, respectively.

Dry docking expenses for the first half of 2016 and 2015 were $1.6 million and $6.9 million, respectively. During the first half of 2016, three vessels completed their respective periodic dry docking surveys, two of which started in December 2015. During the first half of 2015, 14 of our vessels underwent their periodic dry docking surveys.

Depreciation expense increased to $40.8 million for the first half of 2016, compared to $38.5 million for the first half of 2015. The increase was mainly driven by the higher average number of vessels in the first half of 2016 compared to the first half of 2015.

Management fees for the first half of 2016 and 2015 were $3.9 million and $4.1 million, respectively. During the first half of 2016 and 2015, management fees included a daily fee of $295 per vessel to Ship Procurement Services S.A. In addition, management fees for the first half of 2015 included a monthly fee of $17,500 to Maryville Maritime Inc. for the management of three of the Excel Vessels, (Star Martha, Star Pauline and Star Despoina), until the expiration of their then existing time charter agreements (the last expired in November 2015).

During the first half of 2016, we had $13.3 million general and administrative expenses, compared to $11.2 million during the first half of 2015. During the first half of 2016, we incurred costs of $0.3 million relating to professional advisory services provided to us. These services were completed within the first half 2016 and such costs are not part of our ordinary course of business and will not burden our general and administrative expenses in the following quarters. Stock-based compensation expenses were $0.9 million higher in the second half of 2016 as compared to same period in 2015. Excluding the above mentioned non-recurring costs and stock-based compensation expenses, general and administrative expenses increased, because of the increase in our average number of employees during the first half of 2016 as compared to the same period in 2015. Average daily net cash general and administrative expenses per vessel excluding non-recurring costs would amount to $1,128 for the first half of 2016.

During the first half 2016, we entered into FFAs and recorded a cash gain of $0.3 million. During the first half of 2015 we had not entered into any FFAs.

During the first half of 2016, we recorded an impairment loss of an aggregate of $6.7 million in connection with the sale of one operating vessel, which was delivered to its new owners in May 2016 and the termination of two newbuilding contracts agreed to in February 2016. During the first half of 2015, we recorded an impairment loss of $28.8 million, relating to: (i) the sale of vessel Star Monika; (ii) the agreement to sell one of our newbuilding vessels upon its delivery to us in 2016; (iii) the agreement to sell the vessel Maiden Voyage; and (iv) the cancellation of one of our newbuilding vessels. The impairment loss recognized in 2015 includes $18.2 million, which is attributed to the write-off of the fair value adjustment recognized for these vessels in July 2014 in connection with the Oceanbulk Merger.

During the first half of 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above-market acquired time charter of the vessel Star Big, due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.

During the first half of 2016, we recognized an aggregate loss on sale of $0.02 million due to the delivery to their new owners of the vessels Behemoth, Bruno Marks, Megalodon, Tsu Ebisu, Star Aries, Magnum Opus, Deep Blue, Jenmark, Indomitable, Obelix, Star Taurus and Star Michele. Total proceeds from these sales were $362.9 million. During the first half of 2015, we recognized an aggregate loss on a sale of vessel of $13.4 million in connection with the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega and Star Christianna. Total sale proceeds from these sales were $36.1 million, of which $1.1 million was received in 2014 as an advance for the sale of the vessel Star Kim.

Interest and finance costs for the first half of 2016 and 2015 were $19.7 million and $13.9 million, respectively. The increase is attributable to: (i) the higher average balance of our outstanding indebtedness of $1,017.2 million for the first half of 2016, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $910.0 million for the first half of 2015, and (ii) the increase in weighted average interest rate to 3.9% in the first half of 2016 compared to 3.3% in the first half of 2015, driven by the increase in LIBOR over the same period. These amounts of interest and finance costs for the first half of 2016 and 2015 were set-off by interest capitalized from general debt of $2.6 million and $6.2 million. We recognized these amounts in connection with the payments made for our newbuilding vessels. In addition, for the first half of 2016, interest and finance costs included $0.7 million realized loss on hedging interest rate swaps compared to $1.5 million for the first half of 2015.

During the first half of 2016, we recorded $1.8 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels in the first half of 2016, as mentioned above, as well as from the cancellation of certain committed loan amounts resulting from (a) the sale of certain newbuilding vessels upon their delivery from the shipyards and (b) the termination of two newbuilding contracts agreed in February 2016. During the first half of 2015, we recorded $1.0 million of loss on debt extinguishment, in connection with the non-cash write-off of unamortized deferred finance charges due to mandatory prepayments in full of certain of our loan facilities.

During the first half of 2016 and 2015, we recorded a loss on derivative financial instruments of $4.7 million and $0.7 million, respectively. As of January 1, 2015, all of our interest rate swaps had been designated as cash flow hedges. Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting. We therefore de-designated these swaps as accounting cash flow hedges as of April 1, 2015. Accordingly, realized and unrealized gain/(loss) from these swaps from April 1, 2015 onwards have been recorded in our statement of operations under Gain/(Loss) on derivative financial instruments. During the period that these swaps qualified for hedge accounting, their realized and unrealized gain/(loss) were recorded under interest and finance cost and equity, to the extent effective, respectively.

Liquidity and Capital Resources

Cash Flows

Net cash used in operating activities for the first half of 2016 and 2015 was $36.0 million and $9.5 million, respectively. The increase is due to: i) a working capital outflow of $9.6 million mainly attributable to payments made towards our suppliers, for the first half of 2016 compared to a working capital inflow of $2.3 million for the first half of 2015, ii) higher interest expense and iii) lower Adjusted EBITDA.

Net cash used in investing activities for the first half of 2016 and 2015 was $24.6 million and $278.5 million, respectively.

For the first half of 2016, net cash used in investing activities consisted of:

•	$388.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels,

offset partially by:

•	$142.6 million of proceeds from the sale of certain operating vessels (Tsu Ebisu, Magnum Opus, Deep Blue, Indomitable, Obelix and Star Michele),

•	$220.3 million of proceeds from the sale of certain newbuilding vessels, which were sold upon their delivery from the shipyard,

•	$1.1 million of hull and machinery insurance proceeds, and

•	a net decrease of $0.09 million in restricted cash required under our loan facilities.

For the first half of 2015, net cash used in investing activities consisted of:

•	$190.9 million paid for advances and other capitalized expenses for our newbuilding vessels;

•	$87.2 million paid for the four newbuilding vessels delivered (Roberta, Idee Fixe, Kaley and Laura); which are subject to bareboat charters that we are accounting for as capital leases,

•	$39.5 million paid for the acquisition of the last six Excel Vessels,

offset partially by:

•	$38.8 million of proceeds from the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Monika, Star Mega and Star Christianna, and

•	a net decrease of $0.2 million in restricted cash required under our loan facilities.

Net cash used in financing activities for the first half of 2016 was $7.0 million and net cash provided by financing activities for the first half of 2015 was $487.2 million, respectively.

For the first half of 2016, net cash used in financing activities consisted of:

•	proceeds from bank loans for an aggregate of $65.4 million for the financing of delivery installments for four of our newbuilding vessels delivered during the first half of 2016, and

•	an increase in capital lease obligations of $86.4 million, relating to two newbuilding vessels delivered to us in March 2016 and June 2016, respectively, under bareboat charters, and offset partially by:

•	an aggregate of $158.7 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and the mandatory prepayment of several loan facilities due to the sale of corresponding mortgaged vessels, as mentioned above.

For the first half of 2015, net cash provided by financing activities consisted of:

•	proceeds from loan facilities for an aggregate of $183.5 million for the financing of: (i) delivery installments for four of our newbuilding vessels that were delivered during the period; (ii) cash consideration for the acquisition of the last six Excel Vessels; and (iii) the repayment in full of the Excel Vessel Bridge Facility;

•	capital lease obligations of $82.7 million, relating to four newbuildings delivered during the period under bareboat charters;

•	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions of $6.2 million and less offering expenses of $1.0 million;

offset partially by:

•	financing fees paid of $8.5 million; and

•	an aggregate of $188.2 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments in full of certain of our loan facilities.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	Second quarter 2016	Second quarter 2015
Average number of vessels (1)	71.0	69.7
Number of vessels (2)	70	69
Average age of operational fleet (in years) (3)	7.5	7.9
Ownership days (4)	6,367	6,347
Available days (5)	6,227	6,012
Voyage days for fleet (6)	5,404	5,341
Fleet utilization (7)	86.8%	88.8%
Average per-day TCE rate (8)	$6,463	$8,616
Average per-day OPEX per vessel (9)	$3,841	$4,598
Average per-day OPEX per vessel (excl. pre-delivery expenses)	$3,796	$4,311
Average per-day Net Cash G&A expenses per vessel (10)	$1,153	$1,102

	Six months ended June 30, 2016	Six months ended June 30, 2015
Average number of vessels (1)	71.9	67.5
Number of vessels (2)	70	69
Average age of operational fleet (in years) (3)	7.5	7.9
Ownership days (4)	12,896	12,210
Available days (5)	12,438	11,771
Voyage days for fleet (6)	10,819	9,943
Fleet utilization (7)	87.0%	84.5%
Average per day TCE rate (8)	$5,715	$7,806
Average daily OPEX per vessel (9)	$3,828	$4,665
Average daily OPEX per vessel (excl. pre-delivery expenses)	$3,692	$4,372
Average daily Net Cash G&A expenses per vessel (10)	$1,150	$1,107

(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.

(3)	Average age of operational fleet is calculated as of June 30, 2016 and 2015, respectively.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(5)	Available days for the fleet are the ownership and charter-in days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(6)	Voyage days are the total days the vessels were in our possession or chartered-in for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys or lay-up days, if any).

(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.

(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.

(9)	Average daily OPEX per vessel is calculated by dividing vessel operating expenses by ownership days.

(10)	Average daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income from, and (2) adding the Management fee expense (excluding termination charges in relation to vessels sold) to, the General and Administrative expenses (net of stock based compensation expense) and (3) then dividing with the ownership days.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2016	Second quarter 2015	Six months ended June 30, 2016	Six months ended June 30, 2015

Revenues:
Voyage revenues	$52,605	$55,749	$98,862	$101,182
Management fee income	44	68	91	136
Total revenues	52,649	55,817	98,953	101,318

Expenses:
Voyage expenses	(17,722)	(12,891)	(37,284)	(30,637)
Charter-in hire expense	(922)	-	(1,918)	-
Vessel operating expenses	(24,459)	(29,181)	(49,364)	(56,964)
Dry docking expenses	(734)	(4,079)	(1,583)	(6,945)
Depreciation	(20,312)	(20,235)	(40,847)	(38,519)
Management fees	(1,913)	(2,074)	(3,911)	(4,063)
General and administrative expenses	(7,124)	(5,590)	(13,298)	(11,153)
Gain/(Loss) on derivative financial instruments	283	-	283	-
Impairment loss	(339)	(27,749)	(6,694)	(28,829)
Write-off of unamortized fair value of above market acquired time charter	-	-	-	(2,114)
Other operational loss	(109)	-	(109)	-
Other operational gain	-	550	50	590
Gain/(Loss) on sale of vessel	(173)	(11,336)	(21)	(13,389)

Operating income/(loss)	(20,875)	(56,768)	(55,743)	(90,705)

Interest and finance costs	(10,222)	(7,439)	(19,694)	(13,871)
Interest and other income/(loss)	(113)	290	154	828
Gain/(Loss) on derivative financial instruments	(1,088)	(688)	(4,681)	(688)
Loss on debt extinguishment	(624)	(450)	(1,801)	(974)
Total other expenses, net	(12,047)	(8,287)	(26,022)	(14,705)

Income/(Loss) before equity in investee	(32,922)	(65,055)	(81,765)	(105,410)

Equity in income of investee	14	34	69	213

Net income/(loss)	$(32,908)	$(65,021)	$(81,696)	$(105,197)

Earnings/(loss) per share, basic	$(0.75)	$(1.72)	$(1.86)	$(3.06)
Earnings/(loss) per share, diluted	$(0.75)	$(1.72)	$(1.86)	$(3.06)
Weighted average number of shares outstanding, basic	43,938,755	37,899,114	43,880,713	34,347,332
Weighted average number of shares outstanding, diluted	43,938,755	37,899,114	43,880,713	34,347,332

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2016	December 31, 2015
Cash and cash equivalents	$140,555	$208,056
Restricted cash	5,122	3,769
Other current assets	$47,862	$40,233
TOTAL CURRENT ASSETS	193,539	252,058

Advances for vessels under construction and acquisition of vessels and other assets	55,892	127,910
Vessels and other fixed assets, net	1,802,507	1,757,552
Restricted cash	8,785	10,228
Other non-current assets	2,517	1,098
TOTAL ASSETS	$2,063,240	$2,148,846

Current portion of long-term debt	-	127,141
Lease commitments current	9,137	4,490
Other current liabilities	29,284	35,318
TOTAL CURRENT LIABILITIES	38,421	166,949

Long-term debt (net of unamortized deferred finance fees of $9,992 and $14,360, respectively)	761,597	720,237
8% 2019 Senior Notes (net of unamortized deferred finance fees of $1,461 and $1,677, respectively)	48,539	48,323
Lease commitments non-current	153,596	75,030
Other non-current liabilities	5,403	2,949
TOTAL LIABILITIES	1,007,556	1,013,488

STOCKHOLDERS’ EQUITY	1,055,684	1,135,358

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,063,240	$2,148,846

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2016	Six months ended June 30, 2015

Net cash provided by / (used in) operating activities	$(35,972)	$(9,499)

Net cash provided by / (used in) investing activities	(24,568)	(278,524)

Net cash provided by / (used in) financing activities	(6,961)	487,226

EBITDA and adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is a measure used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded non-cash gains/losses such as those related to sale of vessels, stock-based compensation expense, the write off of the unamortized fair value of above-market acquired time charters, impairment losses and the equity in income of investee, to derive adjusted EBITDA. We excluded the items described above when deriving adjusted EBITDA because we believe that these items do not reflect the ongoing operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2016	Second quarter 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net cash provided by/(used in) operating activities	$(9,439)	$(905)	$(35,972)	$(9,499)
Net decrease / (increase) in current assets	(1,062)	2,814	4,710	(2,631)
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	1,408	(2,769)	4,728	281
Impairment loss	(339)	(27,749)	(6,694)	(28,829)
Loss on debt extinguishment	(624)	(450)	(1,801)	(974)
Stock – based compensation	(1,653)	(549)	(2,285)	(1,407)
Amortization of deferred finance charges	(789)	(693)	(1,561)	(1,199)
Non-cash effects of derivatives	89	(22)	(1,805)	(59)
Total other expenses, net	12,047	8,287	26,022	14,705
Gain/(Loss) on sale of vessel	(173)	(11,336)	(21)	(13,389)
Write-off of unamortized fair value of above market acquired time charter	-	-	-	(2,114)
Equity in income of investee	14	34	69	213
EBITDA	$(521)	$(33,338)	$(14,610)	$(44,902)
Less:
Equity in income of investee	(14)	(34)	(69)	(213)
Plus:
Stock-based compensation	1,653	549	2,285	1,407
Impairment loss	339	27,749	6,694	28,829
Loss on sale of vessel	173	11,336	21	13,389
Write-off of unamortized fair value of above market acquired time charter	-	-	-	2,114
Adjusted EBITDA	$1,630	$6,262	$(5,679)	$624

Net income / (loss) and Adjusted Net income / (loss) Reconciliation

(Expressed in thousands of U.S. dollars)	Second quarter 2016	Second quarter 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net income / (loss)	$(32,908)	$(65,021)	$(81,696)	$(105,197)
Amortization of fair value of above market acquired time charter agreements	47	3,161	254	7,071
Write-off of unamortized fair value of above market acquired time charter	-	-	-	2,114
Stock-based compensation	1,653	549	2,285	1,407
Unrealized gain/loss on derivative instruments	(91)	(509)	2,256	(509)
Loss on sale of vessel	173	11,336	21	13,389
Vessel impairment loss	339	27,749	6,694	28,829
Amortization of deferred gain	(19)	-	(37)	-
Loss on debt extinguishment	624	450	1,801	974
Equity in income of investee	(14)	(34)	(69)	(213)
Adjusted Net Income / (loss)	$(30,196)	$(22,319)	$(68,491)	$(52,135)
Weighted average number of shares outstanding, basic and diluted	43,938,755	37,899,114	43,880,713	34,347.332
Adjusted Basic and Diluted Earnings / (Loss) Per Share	(0.69)	(0.59)	(1.56)	(1.52)

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. dollars, except as otherwise stated)	Second quarter 2016	Second quarter 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Voyage revenues	52,605	55,749	98,862	101,182
Less:
Voyage expenses	(17,722)	(12,891)	(37,284)	(30,637)
Amortization of fair value of below/above market acquired time charter agreements	47	3,161	254	7,071
Time Charter equivalent revenues	34,930	46,019	61,832	77,616
Voyage days for fleet	5,404	5,341	10,819	9,943
Daily Time Charter Equivalent Rate (“TCE”)	6,463	8,616	5,715	7,806

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 73 vessels, with an aggregate capacity of 8.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our fleet currently includes 69 operating vessels and 5 newbuilding vessels under construction at a shipyard in China. All of the newbuilding vessels are expected to be delivered during 2017 and 2018. Additionally, the Company has one chartered-in Supramax vessel, under a time charter expiring in September 2017.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, the impact of the level of our indebtedness and the restrictions in our debt agreements, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete the restructuring transactions with our various lenders.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com